# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fidelity Private Credit Fund, CIK 0001920453
CUSIP: 31634E306
Title of class of securities: Common Shares of Beneficial Ownership
Address of issuer's principal executive offices: 245 SUMMER STREET, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 10/28/2025
Amends the filing with accession number 0000315066-23-002207
Filed by CIK 0000315066
Persons authorized to receive notices and communications: Stephanie J. Brown, One Spartan Way, Merrimack, New Hampshire (NH), 03054, 603-791-1558

## Reporting persons
- FMR LLC (CIK 0000315066): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,376,107.59; shared voting power 0; sole dispositive power 2,376,107.59; shared dispositive power 0; aggregate amount beneficially owned 2,376,107.59 (4.9% of the class)
- Abigail P. Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 2,376,107.59; shared dispositive power 0; aggregate amount beneficially owned 2,376,107.59 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Ownership
Name of issuer: Fidelity Private Credit Fund
Address of issuer's principal executive offices: 245 SUMMER STREET, BOSTON, Massachusetts (MA), 02210
Comment:
This statement constitutes Amendment No. 14 ("Amendment No. 14") to the
Schedule 13D originally filed with the Securities and Exchange Commission on
March 23, 2023 (the "Original Schedule 13D"), which Original Schedule
13D was amended by Amendment No. 1 on April 26, 2023,
and was amended by Amendment No. 2 on May 26, 2023,
and was amended by Amendment No. 3 on July 13, 2023,
and was amended by Amendment No. 4 on July 28, 2023,
and was amended by Amendment No. 5 on August 28, 2023,
and was amended by Amendment No. 6 on September 28, 2023,
and was amended by Amendment No. 7 on October 27, 2023,
and was amended by Amendment No. 8 on November 29, 2023,
and was amended by Amendment No. 9 on January 3, 2024,
and was amended by Amendment No. 10 on March 1, 2024,
and was amended by Amendment No. 11 on May 30, 2024,
and was amended by Amendment No. 12 on August 28, 2024,
and was amended by Amendment No. 13 on March 31, 2025,
and relates to the Common Shares of Beneficial Ownership,
of Fidelity Private Credit Fund, a Delaware statutory trust (the "Issuer"), which has its principal executive offices at
245 Summer Street, Boston, MA, 02210 (the "Company").

Except as specifically amended by this Amendment No. 14, the Schedule 13D is unchanged.

## Item 2. Identity and Background
Residence or business address: Please see Exhibit 99 - Schedule A. The information in Item 2(b)- (c) and (f) is hereby amended by replacing Schedule A thereof with the Schedule A attached hereto.
Present principal occupation or employment: Please see 2(b) above.
Citizenship: Please see 2(b) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Please see Exhibit 99.

Since its most recent Schedule 13D filing, the FMR Reporters acquired 15,406.513 Common Shares pursuant to the DRP.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page of this Schedule 13D is incorporated herein by reference. As of the date hereof, FMR Reporters directly own 2,376,107.585 issued and outstanding Common Shares of Beneficial Ownership representing 4.909% of the total amount of Common Shares of Beneficial Ownership and have the sole power to vote and dispose of such shares.*

*FMR Reporters hold Class I, Class S, and Class D Commons Shares. These share classes are not considered distinct classes for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, as the price and voting rights do not differentiate between the three classes. Therefore, this Schedule 13D refers to the shares as Common Shares of Beneficial Ownership. For purposes of reporting a single CUSIP as required by the Form, the CUSIP of the class of common shares that represent the largest holding has been provided.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see 5(a) above.
Transactions in the class effected during the past sixty days:
During the past 60 days, the following transactions occurred in the Class I Common Shares for cash as set forth below.

(i) FMR Reporters effected the following transactions:
Number of Shares Price Per
Date Purchased/(Sold) Share

FMR
9/29/2025* 145,786.380 $25.38

Bart Grenier
10/28/2025** (20,000.281) $25.27

During the past 60 days, the FMR Reporters acquired
additional Common Shares pursuant to the DRP as follows:

Date Class Number of Shares Price Per

FMR

9/29/2025 I 1,216.647 $25.38

9/29/2025 S 3.367 $25.36

9/29/2025 D 3.634 $25.38

FMR

10/28/2025 I 1,161.828 $25.27

10/28/2025 S 3.194 $25.24

10/28/2025 D 3.464 $25.27

*On September 2, 2025, the Reporting Person's subscription to purchase Class I
Common Shares of the Issuer was accepted. On September 29, 2025, the number of shares being purchased by the Reporting Person was fixed when the purchase price per share was determined by the Issuer.

**On September 30, 2025, the Reporting Person's redemption to dispose Class I
Common Shares of the Issuer was accepted. On October 28, 2025, the number of shares being disposed of by the Reporting Person was fixed when the redemption price per share was determined by the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the FMR Reporters, no person other than the FMR Reporters have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the FMR Reporters identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The reporting person ceased to be the beneficial owner of more than five percent of the Common Shares as of October 28, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
Exhibit 99 RULE 13d-1(k)(1) AGREEMENT

## Signatures
- FMR LLC: /s/ Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 3,2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries* (10/29/2025)
- Abigail P. Johnson: /s/ Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson** (10/29/2025)
Comment: *This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 10, 2023, accession number: 0000315066-23-000003.

**This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number: 0000315066-23-000038.